Exhibit 99.12

Mark Kaufman
16, boulevard de la Princesse Charlotte
98000 Monaco

January 25, 2013

Chairman of the Board of Directors

Members of the Board of Directors

Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

United States of America.

Dear Chairman of the Board,

Dear Members of the Board,

CEDC has not held an Annual General Meeting since 19 May 2011 and has not yet announced a date for its next Annual General Meeting.

In my letter dated 16 January 2013 to the investors, Chairman of the Board of Directors and members of the Board of Directors of CEDC, I wrote that in the event that the Board does not publicly announce within 10 days (i.e., by 26 January 2013) that it will hold an Annual General Meeting within a reasonably prompt timeframe (including a reasonably prompt announcement of an applicable record date for stockholders entitled to notice of and to vote at such meeting), I intended to apply to the Delaware Court of Chancery for a summary order compelling CEDC to hold such a meeting at the earliest possible date.

This reasonable timeframe of 10 days expires tomorrow, and I have yet to hear any response from CEDC.  As such, I have retained Delaware counsel and have prepared a complaint to be filed in the Delaware Court of Chancery on or around 28 January 2013 to compel CEDC to hold an Annual General Meeting at the earliest possible date.

Yours truly,

/s/ Mark Kaufman

Mark Kaufman